UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GoAmerica, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

380 20R 30 4

(CUSIP Number)

CCP A, L.P.

650 Madison Avenue, 23rd Floor

New York, NY 10022

Attn: José E. Feliciano

Fax: (212) 610-9121

with a copy to:

Melainie K. Mansfield, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CCP A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 568,552 shares (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 568,552 shares (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,552 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.6%
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 273,585 shares of Common Stock and 290,135 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clearlake Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 568,552 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 568,552 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,552 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.6%
14.	Type of Reporting Person (See Instructions) HC, IA

(1)

Includes 273,585 shares of Common Stock and 290,135 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG Operations, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 568,552 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 568,552 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,552 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.6%
14.	Type of Reporting Person (See Instructions) HC, OO

(1)

Includes 273,585 shares of Common Stock and 290,135 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven C. Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 568,552 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 568,552 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,552 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.6%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes 273,585 shares of Common Stock and 290,135 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

CUSIP No. 380 20R 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). José E. Feliciano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 568,552 shares (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 568,552 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,552 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.6%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes 273,585 shares of Common Stock and 290,135 shares of Series A Preferred Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

SCHEDULE 13D

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of CCP A, L.P. (“CCP A”), Clearlake Capital Partners, LLC, CCG Operations, LLC, Steven C. Chang and José E. Feliciano filed with the Securities and Exchange Commission on August 1, 2007. This Amendment relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of GoAmerica, Inc. (“GoAmerica” or “Issuer”). The principal executive offices of the Issuer are 433 Hackensack Avenue, Hackensack, NJ 07601.

Items 4 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF TRANSACTION.

CCP A acquired a total of 180,000 shares of Common Stock of the Issuer for an aggregate purchase price of $1,170,000 (representing a per share price of $6.50) pursuant to a Purchase Agreement (the “Prensky Purchase Agreement”) with Mr. Zachary Prensky (“Mr. Prensky”) and The Kybartai Trust (the “Kybartai Trust”) dated October 15, 2007. A copy of the Prensky Purchase Agreement is attached to this Amendment as Exhibit 7.09.

On October 16, 2007, CCP A purchased 93,585 shares of Common Stock of GoAmerica in open market purchases through NASDAQ in ordinary brokerage transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Based upon information provided by the Issuer, as of October 11, 2007, there were 2,462,605 shares of Common Stock issued and outstanding. As of the date of this Amendment, CCP A holds a total of 273,585 shares of Common Stock and 290,135 shares of Series A Preferred Stock. The Series A Preferred Stock accrues a cumulative cash dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Preferred Stock into Common Stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). Thus, as of the date of this Amendment, for the purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own approximately 568,522 shares of Common Stock, or 23.1% of the shares of Common Stock deemed issued and outstanding as of that date.

The table below sets forth the transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by CCP A or any other Reporting Person, or any person or entity controlled by it or any person or entity for which it possesses voting or investment control over the securities thereof, since the filing of the Schedule 13D as of August 1, 2007. All of the transactions set forth in the table below, other than the purchase of 180,000 shares of Common Stock at an aggregate purchase price of $1,170,000 from Mr. Prensky and the Kybartai Trust pursuant to the Prensky Purchase Agreement, were purchases and were effected in ordinary brokerage transactions.

Date	Quantity	Price Per Share
October 15, 2007	180,000 shares of Common Stock	$6.50
October 16, 2007	93,585 shares of Common Stock	$6.4644

The shares of Common Stock purchased by CCP A under the Prensky Purchase Agreement and the shares reported above purchased in open market transactions on October 16, 2007, represent approximately 11.1% of the total number of shares of common stock issued and outstanding of GoAmerica.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following exhibit is filed with this Amendment:

Exhibit 7.09, Prensky Purchase Agreement, dated as of October 15, 2007

[Signature Pages Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2007	CCP A, L.P., a Delaware limited partnership

	By:	Clearlake Capital Partners, LLC
	Its:	General Partner

	By:	CCG Operations, LLC
	Its:	Managing Member

Clearlake Capital Partners, LLC

	By:	CCG Operations, LLC
	Its:	Managing Member

CCG Operations, LLC Each of the above by:

/s/ Behdad Eghbali
Name: Behdad Eghbali Its: Authorized Person

STEVEN CHANG

/s/ Steven Chang
Name: Steven Chang

JOSÉ FELICIANO

/s/ José Feliciano
Name: José Feliciano